                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2009

                         Commission file number: 0-30394

                                  METALINK LTD.
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                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]   Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-152119, 333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos.
333-121901, 333-12064, 333-88172, 333-112755 and 333-149657.

The following are included in this Report on Form 6-K:

1.   Press release dated January 5, 2009;

2.   Amendment to loan agreement dated December 31, 2008;

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: January 5, 2009                                    By: /s/ Yuval Ruhama
                                                         --------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer

     Yuval Ruhama
     CFO
     Metalink Ltd.
     Tel: 972-9-9605395
     Fax: 972-9-9605544
     yuvalr@MTLK.com

               METALINK DRAWS DOWN $2.25 MILLION UNDER SHORT TERM
                                  SECURED LOAN

YAKUM, ISRAEL, JANUARY 5, 2009 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high-performance wireless and wireline broadband communication silicon solutions, today announced that it has drawn down $2.25 million under its previously announced short term secured loan agreement with an institutional investor.

Concurrently with the draw down of the $2.25 million, Metalink and the lender entered into an amendment to the loan agreement, whereby Metalink shall receive the loan of $4.5 million contemplated in the original loan agreement to be provided in one tranche, in two tranches of $2.25 million each - the first partial tranche which was provided immediately, and a second tranche which shall be provided at the request of Metalink, within 60 days following the completion of certain terms and conditions which must occur on or before June 30, 2009.

Additional details regarding the amendment to the loan agreement, including a copy of the amendment, are included in the Company's Report on Form 6-K that is being filed today with the Securities and Exchange Commission (SEC).

Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc.
(Nasdaq: RODM) acted as the exclusive placement agent for the loan.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a provider of high performance broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams. In addition, Metalink offers a broad range of symmetric DSL and VDSL products used by operators as a cost-effective network upgrade to support triple-play services.

Further information is available at http://www.MTLK.com

                                   -----------

SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: our need to raise additional funds in order for us to implement our current business plan, including our liquidity requirements, which funds may not be available to us; our inability to regain compliance with Nasdaq's listing requirements; any unforeseen developmental or technological difficulties with regard to our products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                          AMENDMENT TO LOAN AGREEMENT

This Amendment to the Loan Agreement (this "AMENDMENT"), dated as of December
31, 2008, is made and entered into by Metalink Ltd., an Israeli corporation (the
"COMPANY"), and the Lender identified on the signature page hereto ("LENDER").

          WHEREAS the parties have entered into a certain Loan Agreement dated as of September 8, 2008 (the "LOAN AGREEMENT"); and

          WHEREAS the parties have agreed to amend the Loan Agreement upon the terms and conditions of this Amendment.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

     1.   DEFINITIONS

          a.   Capitalized terms not otherwise defined in this Amendment are used with the definitions assigned to them in the Loan Agreement.

          b.   Except as amended hereby, the Loan Agreement shall remain in full force and effect. If this Amendment conflicts with the Loan
               Agreement, this Amendment shall prevail.

     2.   ALLOCATION OF THE SECOND TRANCHE

          a.   The Company hereby withdraws its request, dated as of December 4,
               2008 for the Second Closing in the amount of US$4,500,000.

          b.   Notwithstanding anything to the contrary in the Loan Agreement,
               Lender agrees to provide the Company with the said US$4,500,000 in two tranches as follows:

               i.   US$2,250,000 no later than December 31, 2008 (the "FIRST
                    PARTIAL TRANCHE");

               ii.  At the request of the Company, made within 60 (sixty) days following a Triggering Event (as defined below),
                    US$2,250,000 to be provided by Lender no later than five (5)
                    days after the date of the Company's request, subject to
                    Section 4 below (the "SECOND PARTIAL TRANCHE");

     3.   THE WARRANTS

          The 2,200,000 warrants to be issued under the Loan Agreement upon the
          Second Closing shall instead be allocated between the First and Second
          Partial Tranches on a pro-rata basis, subject to provision of the corresponding sums.

     4.   CONDITIONS FOR WITHDRAWAL OF THE SECOND PARTIAL TRANCHE

          a.   Draw down (`withdrawal") of the Second Tranche will be dependent on the Company having reached any one of the following events on or before June 30, 2009 (the "TRIGGERING EVENT"):

               i.   Receipt by the Company of a bona fide non binding term sheet from a bona fide third party with respect to a merger or
                    acquisition agreement with proposed proceeds, whether paid to Company or directly to Lender, that are sufficient to
                    repay the Company's full debt to the Lender (including the
                    $3,500,000 loaned at the First Closing ("First Tranche") and the First and Second Partial Tranches). Such term sheet must provide for minimum proceeds of US$2,000,000 attributable to equity for all of Company's shareholders after repayment of all outstanding debt to Lender. For example, in the event
                    that the Company opening debt balance to Lender is in the
                    amount of US$5,750,000, said term sheet will include gross proceeds of at least US$7,750,000 for Metalink.

               ii.  Drafting of a bona fide merger or acquisition agreement with terms that would provide for minimum proceeds of
                    US$2,000,000 attributable to equity for all of Company's
                    shareholders after repayment of all outstanding debt to
                    Lender; or

               iii. The Company having signed an agreement of `no-shop' in connection with a term sheet complying with Section 4a.i
                    above; or

               iv.  Closing of any financing agreement that shall result in debt and/or equity capital raising of at least US$10,000,000 to the Company; proceeds of which are in fact used to repay the
                    First Tranche and the first Partial Tranche.

          b.   Notwithstanding anything to the contrary in the Loan Agreement, withdrawal of the Second Partial Tranche shall not be subject to satisfaction of the conditions set forth in Subsections 2.3(b)
               (iii), (vi) and (viii) of the Loan Agreement.

     5.   WITHDRAWAL

          Following a Triggering Event, the Company shall have the right to withdraw the Second Partial Tranche in the full amount, at its sole discretion, during a 60 day time period following the Triggering
          Event, as set forth in Section 2.b.ii hereof.

     6.   COVENANTS

          In the event that on or prior to June 30, 2009, both of the following conditions have occurred, the Company shall not be entitled to withdraw the Second Partial Tranche:

               i.   None of the events described in section 4 above have taken place; and

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               ii.  Company's total cash, cash equivalents, short and long term investments balance, are less than US$2,500,000 on either of the following dates (unless used for funding of working
                    capital and their balance returns above US$2,500,000 within
                    40 days):

                    1.   April 30, 2009; or

                    2.   May 31, 2009; or

                    3.   June 30, 2009;

               Then, the Lender shall be entitled to receive full repayment of the First Partial Tranche (in the sum of US$2.25M) within 20 days.

     7.   INVESTMENT BANK

          Company will engage an investment bank to manage and assist in an
          M&A process.

     8.   OBSERVATION AND UPDATES

          a.   Lender will receive an observer status in regard to the M&A process, and will be entitled to periodic updates on the status of the M&A process.

          b.   Lender's obligations under the Non Disclosure Agreement dated as of December 15, 2008 shall continue as long as Lender is exposed to material non public information, including Lender's
               limitations on trading Company stock and safe-guarding non-public information received as part of such updates.

     9.   ADDITIONAL FUNDING

          Company shall be entitled to raise additional funds in equity or debt transactions at any price, subject to adjusting Lender's warrants exercise price accordingly.

     10.  EXECUTION DATE

          This Amendment shall come into effect upon the signature of the last signing party.

Metalink Ltd.                                 Lender

By:__________________                         By:__________________
Name: Tzvika Shukhman                         Name:
Title: CEO                                    Title:
Date: December 31, 2008                       Date:

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